EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	March 31,	March 31,
(dollars in millions)	2013	2012
Earnings before income taxes	$1,961	$2,169
Fixed charges	209	170
Total earnings available for fixed charges	$2,170	$2,339

Fixed Charges:
Interest expense	$178	$148
Interest component of rental payments	31	22
Total fixed charges	$209	$170
Ratio of earnings to fixed charges	10.4	13.8

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.